UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-42300

Baird Medical Investment Holdings Limited

Room 202, 2/F, Baide Building, Building 11, No.15
Rongtong Street, Yuexiu District, Guangzhou,

Peoples Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

EXPLANATORY NOTE

The document attached as Exhibit 99.1 to this Form 6-K is hereby incorporated by reference into the registrant’s registration statements on (1) Form F-3, as amended, initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 22, 2026 (Registration No. 333-296153), and (2) Form F-1, as amended, initially filed with the Commission on November 15, 2024, including Post-Effective Amendment No. 2 to Form F-1 on Form F-3 filed with the Commission on August 6, 2026 (Registration No. 333-283249), and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 3, 2026

By:	/s/ Haimei Wu
Name: Haimei Wu
Title: Chairwoman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release